Northern Dynasty Enters Into Framework Agreement With First Quantum Minerals

Option to Acquire 50% Ownership of Pebble Limited Partnership for US $1.5 Billion with
Initial Staged Option Payments Totalling U$150 Million over Four Years

December 18, 2017 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announced today that it has entered into a framework agreement with First Quantum Minerals Ltd. (“First Quantum”) (TSX: FM) which contemplates that an affiliate of First Quantum will subsequently execute an option agreement with Northern Dynasty. The option agreement contemplates an option payment of US$150 million staged over four years which option will entitle First Quantum to acquire the right to earn a 50% interest in the Pebble Limited Partnership (the “Pebble Partnership”) for US$1.35 billion. The option period may be extended for up to 2 years by First Quantum making payments to be agreed upon which amounts will be offset against the $1.35 billion additional investment amount. Within five business days of the execution of the framework agreement, First Quantum will make an early option payment of US$37.5 million (“Early Option Price Installment”) to Northern Dynasty. The Early Option Price Installment will be applied solely for the purpose of progressing the permitting of the Pebble Project.

The entry by First Quantum into the option agreement is contingent upon the completion of due diligence, necessary regulatory approvals being obtained and the successful negotiation of the final form of the option agreement and associated commercial agreements. Finalization and execution of the option agreement and associated commercial agreements is expected early in the second quarter of 2018. Investors are cautioned there is no assurance that a transaction will be entered into at the end of the process.

“We have made good progress in the partnering process and are very pleased to be in advanced-stage discussions with First Quantum, an industry leader in mine development and management,” Northern Dynasty President & CEO Ron Thiessen confirmed. “Just as importantly, the immediate capital contribution from First Quantum will allow Northern Dynasty to execute on its plan to move the Pebble Project forward to initiate federal and state permitting in the very near-term.”

About First Quantum Minerals Ltd.

First Quantum is a well-established and growing metals and mining company with an industry-leading project development track record. First Quantum operates seven mines and one copper smelter across six countries producing mainly copper, gold, nickel and zinc. With a geographically diversified portfolio of tier-one operations expected to produce approximately 570,000 tonnes of copper in 2017 and the large-scale, advanced-stage Cobre Panama development project, First Quantum is poised to become one of the largest widely-held, pure-play copper producers in the world.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to the Company. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com